SUB-ITEM 77M:  MERGERS

     (a) During the fiscal semi-annual period, the registrant became the surviving entity of a merger with the Lake Forest Core Equity Fund, a series of The Lake Forest Funds.

     (b) On November 19, 2004, The Profit Fund, the sole series of the registrant, consummated a tax-free merger with the Lake Forest Core Equity Fund, a series of The Lake Forest Funds, pursuant to an Agreement and Plan of Reorganization. The board of trustees of the registrant approved the Agreement and Plan of Reorganization on August 19, 2004, and a majority of the shares of the Lake Forest Core Equity Fund approved the merger at a special meeting of shareholders held on October 29, 2004.

          In accordance with the Agreement and Plan of Reorganization, the Lake Forest Core Equity Fund transferred all of its assets and identified liabilities to The Profit Fund. In exchange for the transfer of assets and liabilities, The Profit Fund issued a number of shares to the Lake Forest Core Equity Fund equal in value to the net assets transferred to The Profit Fund in connection with the merger. The Lake Forest Core Equity Fund then distributed to its shareholders of record all shares of The Profit Fund received by the Lake Forest Core Equity Fund. Following this distribution, The Lake Forest Funds ceased business operations.

          The   Prospectus/Proxy   Statement  in  connection  with  the  merger,
          including the Agreement and Plan of Reorganization, is provided as an exhibit to this Form N-SAR--see Item 77Q1(g).